UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht, the Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 2, 2017, the board of directors (the “Board”) of Merus N.V. (the “Company”), upon the recommendation of the compensation committee of the Board, awarded Ton Logtenberg a discretionary cash bonus of €100,000 payable immediately for his performance in 2016 as the Company’s Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: June 6, 2017	By:	/s/ Ton Logtenberg
	Name:	Ton Logtenberg
	Title:	Chief Executive Officer